UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2026

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 5, 2026, Immatics N.V. (the “Company”) issued a press release announcing its full year 2025 financial results and providing certain corporate updates. A copy of the press release is attached hereto as Exhibit 99.1. In addition, the Company made available an updated investor presentation. A copy of the presentation is attached hereto as Exhibit 99.2. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of March 5, 2026 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated March 5, 2026
99.2	Corporate presentation dated March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: March 5, 2026
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer